FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

December 02, 2003

  Amersham plc

(Translation of registrant's name into English)

Amersham Place

Little Chalfont

Buckinghamshire HP7 9NA

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X                            Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes___                           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

EXHIBIT INDEX

Exhibit No. 1  Holding(s) in Company dated 10 November 2003
Exhibit No. 2  Holding(s) in Company dated 12 November 2003
Exhibit No. 3  Holding(s) in Company dated 21 November 2003
Exhibit No. 4  Holding(s) in Company dated 21 November 2003
Exhibit No. 5  Holding(s) in Company dated 21 November 2003
Exhibit No. 6  Holding(s) in Company dated 24 November 2003

Exhibit No. 1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

The Capital Group Companies Inc and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies Inc and its direct and indirect subsidiaries

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not advised

11) Date company informed

7 November 2003

12) Total holding following this notification

26,025,621 Ordinary Shares of 5p each

13) Total percentage holding of issued class following this notification

3.697%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Susan M Henderson

Date of notification 10th November 2003

Exhibit No. 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Merrill Lynch & Co Inc and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Merrill Lynch & Co Inc and its direct and indirect subsidiaries

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not advised

11) Date company informed

31 October 2003

12) Total holding following this notification

27,844,192 Ordinary Shares of 5p each

13) Total percentage holding of issued class following this notification

3.955%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Susan M Henderson

Date of notification 13th November 2003

Exhibit No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

The Capital Group Companies Inc and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies Inc and its direct and indirect subsidiaries

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9)Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not advised

11) Date company informed

12 November 2003

12) Total holding following this notification

21,044,076 Ordinary Shares of 5p each

13) Total percentage holding of issued class following this notification

2.989%

14) Any additional information

The interest of Capital Group Companies Inc and its direct and indirect subsidiaries in the share capital of Amersham plc has fallen below 3% and accordingly they no longer have a notifiable interest under ss198-202 of the Companies Act 1985

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Susan M Henderson

Date of notification 21 November 2003

Exhibit No. 4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Deutsche Bank AG London and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG London and its direct and indirect subsidiaries

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not advised

11) Date company informed

12 November 2003

12) Total holding following this notification

40,545,546 Ordinary Shares of 5p each

13) Total percentage holding of issued class following this notification

5.759%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 21 November 2003

Exhibit No. 5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Deutsche Bank AG London and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG London and its direct and indirect subsidiaries

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not advised

11) Date company informed

17 November 2003

12) Total holding following this notification

47,540,337 Ordinary Shares of 5p each

13) Total percentage holding of issued class following this notification 6.752%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 21 November 2003

Exhibit No. 6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Deutsche Bank AG London and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG London and its direct and indirect subsidiaries

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not advised

11) Date company informed

21 November 2003

12) Total holding following this notification

51,912,754 Ordinary Shares of 5p each

13) Total percentage holding of issued class following this notification

7.373%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 24 November 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  AMERSHAM PLC

                                                                                                                                                                                      (Registrant)                                                                                                                                                                                       By: /s/ Susan M. Henderson

                                                                  Name: Susan M. Henderson
                                                                          Title: Deputy Company Secretary

Date:   December 02, 2003